SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

DYCOM INDUSTRIES, INC.
(Name of Subject Company (Issuer))
DYCOM INDUSTRIES, INC. (Issuer)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))
Common Stock, Par Value $0.33 1/3 Per Share
(Including the Associated Preferred Stock Purchase Rights issued under the Shareholder Rights Agreement)
(Title of Class of Securities)
267475-10-1
(CUSIP Number of Class of Securities)

Richard B. Vilsoet, Esq.
General Counsel and Corporate Secretary
Dycom Industries, Inc.
11770 U.S. Highway 1, Suite 101
Palm Beach Gardens, FL 33408
(561) 627-7171
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of Filing Persons)
Copy to:
Thomas J. Friedmann, Esq.
Shearman & Sterling LLP
801 Pennsylvania Avenue, NW, Suite 900
Washington, D.C. 20004-2604
(202) 508-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$199,500,000.00	$23,481.15

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 9,500,000 shares of common stock at the maximum tender offer price of $21.00 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $117.70 per million of the value of the transaction.

☐   Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration Number:	Date Filed:
☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transaction to which the statement relates:
☐   third party tender offer subject to Rule 14d-1.
☒   issuer tender offer subject to Rule 13e-4.
☐   going private transaction subject to Rule 13e-3.
☐   amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTION
     This Tender Offer Statement on Schedule TO relates to the offer by Dycom Industries, Inc., a Florida corporation, to purchase up to 9,500,000 shares of its common stock, par value $0.33 1/3 per share, including the associated preferred stock purchase rights (the “Rights”) issued under the Shareholder Rights Agreement dated April 4, 2001 between the Company and First Union National Bank, as Rights Agent, at a price not greater than $21.00 nor less than $18.50 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 13, 2005, (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.
Item 1. Summary Term Sheet.
     The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) The name of the issuer is Dycom Industries, Inc., a Florida Corporation (the “Company”), and the address of its principal executive office is 11770, U.S. Highway 1, Suite 101, Palm Beach Gardens, FL 33408. The Company’s telephone number is (561) 627-7171.
     (b) The information set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.
     (c) The information set forth in the Offer to Purchase under Section 8 (“Price Range of the Shares”) is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     (a) The Company is the filing person. The Company’s address and telephone number are set forth in Item 2 above. The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
Item 4. Terms of the Transaction.
     (a) The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:
•	“Summary Term Sheet”;

•	“Introduction”;

•	Section 1 (“Number of Shares; Proration”);

•	Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”);

•	Section 3 (“Procedures for Tendering Shares”);

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•	Section 6 (“Conditional Tender of Shares”);

•	Section 7 (“Conditions of the Tender Offer”);

•	Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);

•	Section 14 (“United States Federal Income Tax Consequences”); and

•	Section 15 (“Extension of the Tender Offer; Termination; Amendment”).
     (b) The information in the “Introduction” to the Offer to Purchase and in Section 11 of the Offer to Purchase (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
Item 5. Past Contracts, Transactions, Negotiations and Agreements.
     (e) The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
     (a), (b) and (c) The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; and Other Plans”) is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
     (a) The information set forth in the Offer to Purchase under Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.
Item 8. Interest in Securities of the Subject Company.
     (a) and (b) The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
     (a) The information set forth in the Offer to Purchase under Section 16 (“Fees and Expenses”) is incorporated herein by reference.
Item 10. Financial Statements
(a) and (b) Not Applicable
Item 11. Additional Information.
     (a) The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), Section 10 (“Certain Information Concerning Us”) and Section 13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.
     (b) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.
Item 12. Exhibits

(a)(1)(A)*	Offer to Purchase dated September 13, 2005.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated September 13, 2005.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated September 13, 2005.
(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)*	Press Release, dated September 12, 2005, incorporated by reference to the Company’s Statement on Schedule TO filed on September 13, 2005.
(a)(1)(H)*	Press Release, dated September 12, 2005.
(a)(1)(I)*	Summary Advertisement.

(a)(1)(J)*	Letter to Stockholders from the President and Chief Executive Officer of the Company dated September 13, 2005.
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)	Not Applicable.
(b)(1)	Credit Agreement dated as of December 21, 2004, among the Company and certain lenders named therein, Wachovia Bank, National Association, as Administrative Agent, Bank of America, N.A., as Syndication Agent, Suntrust Bank, Harris Trust and Savings Bank, HSBC Bank USA and LaSalle Bank National Association, as Documentation Agents and Wachovia Capital Markets LLC, as sole lead arranger and sole bookrunner, incorporated by reference from Exhibit 10.1 to Form 8-K dated December 23, 2004 (File No. 001-10613).
(b)(2)	First Amendment to Credit Agreement, dated as of September 12, 2005 filed with the Commission on September 13, 2005.
(d)(1)	1991 Incentive Stock Option Plan, incorporated by reference to the Company’s Definitive Proxy Statement filed with the Commission on November 5, 1991.
(d)(2)	1998 Incentive Stock Option Plan, incorporated by reference to the Company’s Definitive Proxy Statement filed with the Commission on September 30, 1999 (File No. 001-10613).
(d)(3)	2001 Directors Stock Option Plan, incorporated by reference to Exhibit B of the Company's Definitive Proxy Statement, filed with the Commission on October 9, 2001 ( File No. 001-10613).
(d)(4)	2002 Directors Restricted Stock Plan, incorporated by reference to Exhibit A of the Company’s Definitive Proxy Statement, filed with the Commission on October 22, 2002 (File No. 001-10613).
(d)(5)	2003 Long-Term Incentive Plan, incorporated by reference to Exhibit A of the Company’s Definitive Proxy Statement, filed with the Commission on October 30, 2003 (File No. 001-10613).
(d)(6)	Shareholder Rights Agreement, dated April 4, 2001, between the Company and the Rights Agent (which includes the Form of Rights Certificate, as Exhibit A, the Summary of Rights to Purchase Preferred Stock, as Exhibit B, and the Form of Articles of Amendment to the Articles of Incorporation for Series A Preferred Stock, as Exhibit C), incorporated by reference to Dycom’s Form 8-A filed with the Commission on April 6, 2001 (File No. 001-10613).
(g)	Not Applicable
(h)	Not Applicable

*	Filed herewith.
Item 13. Information Required by Schedule 13E-3.
     Not Applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: September 13, 2005

DYCOM INDUSTRIES, INC.
By:	/s/ Richard L. Dunn
	Name:	Richard L. Dunn
	Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase dated September 13, 2005.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated September 13, 2005.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated September 13, 2005.
(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)*	Press Release, dated September 12, 2005, incorporated by reference to the Company’s Statement on Schedule TO filed on September 13, 2005.
(a)(1)(H)*	Press Release, dated September 12, 2005.
(a)(1)(I)*	Summary Advertisement.
(a)(1)(J)*	Letter to Stockholders from the President and Chief Executive Officer of the Company dated September 13, 2005.
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)	Not Applicable.
(b)(1)	Credit Agreement dated as of December 21, 2004, among the Company and certain lenders named therein, Wachovia Bank, National Association, as Administrative Agent, Bank of America, N.A., as Syndication Agent, Suntrust Bank, Harris Trust and Savings Bank, HSBC Bank USA and LaSalle Bank National Association, as Documentation Agents and Wachovia Capital Markets LLC, as sole lead arranger and sole bookrunner, incorporated by reference from Exhibit 10.1 to Form 8-K dated December 23, 2004 (File No. 001-10613).
(b)(2)	First Amendment to Credit Agreement, dated as of September 12, 2005 filed with the Commission on September 13, 2005.
(d)(1)	1991 Incentive Stock Option Plan, incorporated by reference to the Company’s Definitive Proxy Statement filed with the Commission on November 5, 1991.
(d)(2)	1998 Incentive Stock Option Plan, incorporated by reference to the Company’s Definitive Proxy Statement filed with the Commission on September 30, 1999 (File No. 001-10613).
(d)(3)	2001 Directors Stock Option Plan, incorporated by reference to Exhibit B of the Company's Definitive Proxy Statement, filed with the Commission on October 9, 2001 ( File No. 001-10613).
(d)(4)	2002 Directors Restricted Stock Plan, incorporated by reference to Exhibit A of the Company’s Definitive Proxy Statement, filed with the Commission on October 22, 2002 (File No. 001-10613).
(d)(5)	2003 Long-Term Incentive Plan, incorporated by reference to Exhibit A of the Company’s Definitive Proxy Statement, filed with the Commission on October 30, 2003 (File No. 001-10613).
(d)(6)	Shareholder Rights Agreement, dated April 4, 2001, between the Company and the Rights Agent (which includes the Form of Rights Certificate, as Exhibit A, the Summary of Rights to Purchase Preferred Stock, as Exhibit B, and the Form of Articles of Amendment to the Articles of Incorporation for Series A Preferred Stock, as Exhibit C), incorporated by reference to Dycom’s Form 8-A filed with the Commission on April 6, 2001 (File No. 001-10613).

(g)	Not Applicable
(h)	Not Applicable